UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated September 26, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ___

FORM 40-F _X_

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: September 26, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX VENTURE SYMBOL:  STM

September 26, 2008

STRATHMORE APPOINTS RALPH J. GOEHRING

TO THE BOARD OF DIRECTORS

STRATHMORE MINERALS CORP. (“Strathmore” or “the Company”) is pleased to welcome Mr. Ralph J. Goehring to the Company’s Board of Directors.   Mr. Goehring was a key executive that contributed to the strategic growth and d evelopment of Berry Petroleum Company for more than 20 years, including 16 years as Chief Financial Officer .. He retired from Berry in mid - 2008. As a member of Berry ’ s executive management team, Mr. Goehring helped to guide the successful strategic direction of the C ompany, which included identifying growth opportunities, negotiating transactions , and performing due diligence to achieve successful outcomes. As Berry ’ s Chief Financial Officer, he directed all financial functions for the company, including tax, investor relations, hedging , and risk management programs. Mr. Goehring holds a Bachelor of Science in Business Administration from the University of California, Berkeley, and is a Certified Public Accountant. In addition, he recently joined the Board of Directors of Foothills Resources Inc.

The Company has granted Mr. Goehring incentive stock options to purchase up to 150,000 common shares at C $.60 per share for a period of five years.

Concurrently, Dev Randhawa is stepping down as Chairman and Director. Mr. Randhawa, who founded Strathmore in 1996, and positioned the Company as an early uranium participant, plans to focus on his role as CEO of Fission Energy Corp. Fission was spun out of Strathmore as a separate company and distributed to its shareholders in 2007.  The Board of Directors thanks Mr. Randhawa for his many contributions to the Company over the years, and would like to wish him well in his future endeavors.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Bob Hemmerling/Craig Christy

  “David Miller”

1-800-647-3303

__________________________

info@strathmoreminerals.com

David Miller,  C E O

www.strathmoreminerals.com